Filed Pursuant to Rule 424(b)(3)
Registration No. 333-198982

Prospectus Supplement No. 2
(to Prospectus dated November 7, 2014)

Subscription Rights to Purchase up to 13,333,333 Shares
of Common Stock at $1.50 per Full Share

This prospectus supplement no. 2 amends our prospectus dated November 7, 2014, and prospectus supplement no. 1 dated November 13, 2014, relating to the offering of subscription rights to purchase up to 13,333,333 shares of our common stock.  The subscription rights are being offered to holders of record of our common stock as of 5:00 p.m., New York City time, on October 31, 2014.

On December 10, 2014, we filed with the Securities and Exchange Commission a Current Report on Form 8-K to announce that we have extended the expiration date of the rights offering to 5:00 p.m. New York City time on December 12, 2014.  We are filing this prospectus supplement to update and supplement the information included or incorporated by reference in the prospectus dated November 7, 2014, as supplemented by prospectus supplement no. 1 dated November 13, 2014, with the information contained in the Current Report on Form 8-K.  The text of the Current Report on Form 8-K is attached to and a part of this prospectus supplement.

This prospectus supplement should be read in conjunction with the prospectus dated November 7, 2014, as supplemented by prospectus supplement no. 1 dated November 13, 2014, and may not be delivered or utilized without the prospectus and prospectus supplement no. 1.  To the extent there is a discrepancy between the information contained in this prospectus supplement and the information in the prospectus or prospectus supplement no. 1, the information contained herein supersedes and replaces such conflicting information.

The exercise of subscription rights for shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 19 of the prospectus as well as the risk factors and other information in any documents we incorporate by reference into the prospectus to read about important factors you should consider before exercising your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 10, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  December 10, 2014

Cosi, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	000-50052	06-1393745
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

294 Washington Street, Suite 510 Boston, MA	02108
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:   (857) 415-5000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On December 10, 2014, Cosi, Inc. (the “Company”) issued a press release announcing that it has extended the expiration date of its previously announced rights offering to 5:00 p.m. New York City time on December 12, 2014.  This extension is being offered to allow for receipt of subscriptions that were submitted late and not yet received and to allow for certain holders who have expressed their desire to participate but had missed the previous deadline of December 9, 2014, to exercise their rights. Other than the extension of the expiration date of the rights offering, all terms described in the prospectus remain the same and apply during the extended period of the offering.  Cosi reserves the right to further extend the expiration date, though it has no current intention of doing so.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release of Cosi, Inc., dated December 10, 2014.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cosi, Inc.

Date: December 10, 2014	By:	/s/ Scott Carlock
Name: Scott Carlock
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description	Paper (P) or Electronic (E)

99.1	Press Release of Cosi, Inc., December 10, 2014.	E

Exhibit 99.1

CONTACT:
Scott Carlock
Chief Financial Officer
(857) 415-5020

FOR IMMEDIATE RELEASE

Così, Inc. Announces Extension of Rights Offering Deadline to December 12, 2014

BOSTON, MA, December 10, 2014 -- Così, Inc. (NASDAQ: COSI), the fast casual restaurant company, today announced that it has extended the expiration date of its previously announced rights offering to 5:00 p.m. New York City time, on December 12, 2014. This extension is being offered to allow for receipt of subscriptions that were submitted late and not yet received and to allow for certain holders who have expressed their desire to participate but had missed the previous deadline of December 9, 2014, to exercise their rights.

Under the terms of the rights offering, Cosi has distributed, at no charge, to shareholders of its common stock as of the record date at 5:00 p.m., New York City time, on October 31, 2014, one non-transferable right for each share of Cosi common stock then owned.  Each subscription right entitles the holder to purchase 0.5329 shares of common stock at a purchase price of $1.50 per share.  Fractional shares of common stock which would result from the exercise of the rights will be eliminated by rounding down to the nearest whole share.

The rights offering also includes an oversubscription privilege, which entitles a shareholder who exercises all of its basic subscription privilege in full the right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of shares among holders exercising this over-subscription right and further subject to an aggregate ownership limitation equal to 19.9% of the Company’s stock.

Cosi has filed a registration statement with the Securities and Exchange Commission (SEC), which was declared effective on November 7, 2014.  A prospective was filed with the SEC as part of the registration statement.  Stockholders should review the prospectus and other rights offering materials provided to stockholders of record as of October 31, 2014, for a complete description of all of the terms of the rights offering.  Other than the extension of the expiration date of the rights offering, all terms described in the prospectus remain the same and apply during the extended period of the offering.  Cosi reserves the right to further extend the expiration date, though it has no current intention of doing so.

Questions about the rights offering or request for additional copies of documents including the prospectus, may be directed to the subscription agent for the rights offering, American Stock Transfer & Trust Company, LLC, at (877) 248-6417 or (718) 921-8317, or the information agent, D.F. King & Co., Inc., a division of American Stock Transfer & Trust Company, LLC at (866) 751-6312 or (212) 493-3910.

This announcement shall not constitute an offer to sell, or the solicitation of an offer to buy the underlying shares of common stock of Cosi, nor shall there be any sale of these shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

About Così, Inc.
Così® (http://www.getcosi.com) is a national fast casual restaurant chain that has developed featured foods built around a secret, generations-old recipe for crackly crust flatbread. This artisan bread is freshly baked in front of customers throughout the day in open-flame stone-hearth ovens prominently located in each of the restaurants. Così's warm and urbane atmosphere is geared towards its sophisticated, upscale, urban and suburban guests. There are currently 63 Company-owned and 48 franchise restaurants operating in sixteen states, the District of Columbia, Costa Rica and the United Arab Emirates. The Così® vision is to become America's favorite fast casual restaurant by providing customers authentic, innovative, savory food while remaining an affordable luxury.

The Così® menu features Così® sandwiches, freshly-tossed salads, bowls, breakfast wraps, melts, soups, Squagels®, flatbread pizzas, S'mores, snacks and other desserts, and a wide range of coffee and coffee-based drinks and other specialty beverages. Così® restaurants are designed to be a welcoming and comfortable environment. Così's sights, sounds, and spaces create a tasteful, relaxed ambience that provides a fresh and new dining experience.

"Così," "(Sun & Moon Design)" and related marks are registered trademarks of Così, Inc. in the U.S.A. and certain other countries. Copyright © 2014 Così, Inc. All rights reserved.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This press release contains statements that constitute forward- looking statements under the federal securities laws.  Forward-looking statements are statements about future events and expectations and not statements of historical fact. The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive," or similar words, or negatives of these words, identify forward- looking statements. We qualify any forward-looking statements entirely by these cautionary factors. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include, but are not limited to: the results being reported in this release are unaudited and subject to change; the cost of our principal food products and supply and delivery shortages and interruptions; labor shortages or increased labor costs; changes in demographic trends and consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, produce, or other foods or the effects of food-borne illnesses, such as E. coli, "mad cow disease" and avian influenza or "bird flu"; competition in our markets, both in our business and in locating suitable restaurant sites; our operation and execution in new and existing markets; expansion into new markets including foreign markets; our ability to attract and retain qualified franchisees and our franchisees' ability to open restaurants on a timely basis; our ability to locate suitable restaurant sites in new and existing markets and negotiate acceptable lease terms; the rate of our internal growth and our ability to generate increased revenue from our existing restaurants; our ability to generate positive cash flow from existing and new restaurants; fluctuations in our quarterly results due to seasonality; increased government regulation and our ability to secure required government approvals and permits; our ability to create customer awareness of our restaurants in new markets; the reliability of our customer and market studies; cost effective and timely planning, design and build out of restaurants; our ability to recruit, train and retain qualified corporate and restaurant personnel and management; market saturation due to new restaurant openings; inadequate protection of our intellectual property; our ability to obtain additional capital and financing; adverse weather conditions which impact customer traffic at our restaurants; and adverse economic conditions. Further information regarding factors that could affect our results and the statements made herein are included in our filings with the Securities and Exchange Commission.

Additional information is available on Così's website at
http://www.getcosi.com in the investor relations section.